UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Year Ended December 31, 1999

GLOBAL SOURCES LTD.

Richmond House, 12 Par-la Vill Road, Hamilton HM DX, Bermuda

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b).

YES NO X

Exhibit 1 Audited Consolidated Financial Statements of GLOBAL SOURCES LTD. for the year ended December 31, 1999.

Exhibit 2 Management's Discussion and Analysis of Financial Condition and Results of GLOBAL SOURCES LTD. for the year ended December 31, 1999.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SOURCES LTD.

By:

Eddie Heng, Director

Date: June 1, 2000